CENTURION ENERGY INTERNATIONAL INC.

NEWS RELEASE DATED: October 3, 2001

CENTURION ENERGY ANNOUNCES
WEST GHARIB DRILLING PLANS IN EGYPT

Calgary, Alberta: Centurion Energy International Inc. (TSE: CUX) announces that a letter of intent has been signed for the ECDC No. 1 drill rig for a three-well exploration program on the West Gharib Concession in Egypt. Centurion holds a 30% working interest in the 469,000 acre West Gharib Concession.

The first well, Hana Deep-1, is planned to spud in November and will be drilled within the limits of the Hana field to explore the multi-reservoir potential of the Rudeis sands. The Hana-8 well, drilled in November 2000, encountered hydrocarbons in the Rudeis sands and tested 1,000 barrels of 33-degree API oil per day from the Upper Rudeis reservoir. The upcoming Hana Deep-1 well will penetrate the same Upper Rudeis productive zone up dip from Hana-8, and will also test the Lower Rudeis zone.

The second well of the exploration program, Hana South-1, will test the Kareem and Upper Rudeis reservoirs in the adjacent Hana South structure. The third well (contingent), Naiem-1, will test a new structure further south from the Hana South prospect and will target the Upper Rudeis sands. The Hana South and Naiem-1 prospects have been defined by an extensive 3-D seismic program.

The West Gharib Concession, operated by Tanganyika Oil Company Ltd. (Centurion - 30% W.I.), contains the Hana field which is currently producing approximately 1,800 barrels of 26-degree API oil from the Miocene Kareem reservoir onshore Gulf of Suez. The Gulf of Suez is a prolific rift basin currently producing in excess of 800,000 barrels of oil per day.

Certain statements in this News Release constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements.

For More Information:
Said S. Arrata, President and CEO,
or
Barry W. Swan, Senior Vice President, Finance and CFO
Tel: (403) 263-6002 / Fax: (403) 263-5998
E-mail: INFO@CENTURIONENERGY.COM
Web: HTTP://WWW.CENTURIONENERGY.COM